UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

PEOPLESOFT, INC.

(Name of Subject Company)

PEPPER ACQUISITION CORP.

ORACLE CORPORATION

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

712713106

(Cusip Number of Class of Securities)

Daniel Cooperman

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

William M. Kelly

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☐    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

[ORACLE LOGO]	News Release

Contacts:	Joelle Fitzgerald Director Investor Relations Oracle Corporation (650) 506-4073	Jim Finn Vice President Corporate Communications Oracle Corporation (212) 521-4805

ORACLE TO LAUNCH CASH TENDER OFFER FOR PEOPLESOFT FOR $16 PER SHARE

Oracle Q4 preliminary earnings of 14 to 15 cents per share

Redwood Shores, Calif., June 6, 2003—Today, Oracle Corporation announced that it will commence a cash tender offer to purchase all of the outstanding shares of PeopleSoft, Inc. (Nasdaq: PSFT) for $16 per share, or approximately $5.1 billion. Separately, Oracle announced that it will meet or exceed consensus earnings estimates for the fiscal fourth quarter.

“The acquisition of PeopleSoft will immediately make Oracle an even more profitable and competitive company,” said Oracle’s Chairman and CEO, Larry Ellison. “Although we will not be actively selling PeopleSoft products to new customers, we will provide enhanced support for all PeopleSoft products. Furthermore, we will be incorporating the advanced features from the PeopleSoft products into future versions of the Oracle eBusiness Suite.”

Jeff Henley, Oracle Executive Vice President and CFO, said, “Given PeopleSoft’s current prospects and plans, we believe our offer presents compelling value to PeopleSoft shareholders. In addition, we expect that the acquisition of PeopleSoft will increase Oracle’s earnings per share from the first combined quarter. We expect there to be substantial cost savings and minimal business integration risk.”

In connection with announcing the tender offer, Mr. Ellison has submitted a letter to PeopleSoft’s Board of Directors in which he expressed a desire to discuss the offer with the Board.

The tender offer will be subject to customary conditions, including expiration of the applicable Hart-Scott-Rodino waiting period, a majority of PeopleSoft’s shares on a fully diluted basis being tendered and not withdrawn, and the redemption or amendment of PeopleSoft’s shareholder rights plan. The offer will not be subject to due diligence or financing. Oracle expects to commence the tender offer on Monday,

June 9, 2003. Credit Suisse First Boston LLC has provided a bridge financing facility and is advising Oracle on the transaction.

PeopleSoft has recently signed a merger agreement with J.D. Edwards & Company that is subject to several conditions and is not scheduled to be completed until this fall. Once Oracle’s acquisition of PeopleSoft is complete, it will review whether, and on what terms, Oracle would support that transaction.

In addition, Oracle Corporation announced that, based on preliminary results, the company expects to report fiscal fourth quarter GAAP earnings per share of $0.14 to $0.15. Oracle will provide more detail on its quarterly results on the regularly scheduled earnings conference call on June 17, 2003.

Oracle will host a conference call today, June 6, 2003, at 5:30 a.m. PDT/8:30 a.m. EDT to discuss the acquisition. A live audio webcast of the call will be made available on the Oracle Investor Relations website at www.oracle.com/investor. The webcast will be available for replay for seven days following the conference call. Interested parties may also participate live via telephone by calling (719) 457-2649. The replay number is (719) 457-0820 (Passcode: 684742), and will be available for 24 hours following the conference call.

Oracle is the world’s largest enterprise software company. For more information about Oracle, please call Investor Relations at (650) 506-4073 or visit Oracle on the web at www.oracle.com/investor.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY PEOPLESOFT’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE CORPORATION INTENDS TO FILE ON JUNE 9, 2003. STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE TENDER OFFER FREE AT THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM ORACLE CORPORATION.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: Information in this release relating to Oracle’s future prospects which are “forward-looking statements” are subject to certain risks and uncertainties that could cause actual results to differ materially, including, but not necessarily limited to, the following: (1) We cannot provide assurance that the offer described in this release will be successfully completed or that we will realize the anticipated benefits of the transaction. (2) Economic, political and market conditions could continue to adversely affect purchasing decisions for computer software and services throughout the world. The war on terrorism and the potential for war or other hostilities in other parts of the world add to the climate of uncertainty that could adversely affect revenues. Delays in closing of sales, reductions in size of individual sales without an offsetting increase in volume or delays in product delivery can cause quarterly revenues and income to fall significantly short of anticipated levels. (3) Management’s ability to forecast revenues and control expenses, especially on a quarterly basis, continues to be a challenge. An unexpected decline in revenues without a corresponding and timely slowdown in expense growth could have a material adverse effect on results of operations (4) Oracle is introducing new or revised versions of its products and services, such as Oracle 9i Database, Oracle 9iAS Application Server, E-Business Suite, Oracle Collaboration Suite and Outsourcing; the market acceptance and contribution to Oracle’s revenues of these new versions or products and services cannot be assured. (5) Oracle has made changes to its pricing model and sales organization, which could lead to a decline or delay in sales as its sales force and customers adjust to the new pricing policies and organizational changes. Intense competition in the various markets in which Oracle competes may also put pressure on Oracle to reduce prices on certain products. (6) The market for Oracle’s products is intensely competitive and is characterized by rapid technological advances and frequent new product introductions. There can be no assurances that Oracle will continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance. Oracle undertakes no obligation to update information contained in this release. For further information regarding risks and uncertainties associated with Oracle’s business, please refer to the “Risk Factors” section of Oracle Corporation’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Oracle Corporation’s Investor Relations Department at (650) 506-4073 or Oracle’s Investor Relations website at http://www.oracle.com/investor.